Exhibit 99.1

Press Release

SES Delivers Solid 9 Months and Q3 2025 Results

Luxembourg, 6 November 2025 — SES S.A. fully consolidates Intelsat from 17 July 2025 and announces financial results for the nine months and three months ended 30 September 2025 with solid operational and financial performance.

Solid 9 months 2025 financial performance on a reported basis (Intelsat fully consolidated from 17 July 2025)

•	Revenue of €1,747 million (+19.8% yoy(1)) and Adjusted EBITDA(2) of €849 million (+11.0% yoy(1))

•	Networks (+36.3% yoy(1)) supported by growth in Aviation and Government; Media (+0.7% yoy(1)) with important new long-term renewals signed

•	Solid progress with company integration and synergy execution since Day 1 of transaction closure

•	€1.4 billion of new business and contract renewals signed YTD 2025 – with a total combined gross backlog of €7.1 billion

•	O3b mPOWER satellites 9 &10 successfully launched on 22 July, expected to be in service beginning 2026 – boosting O3b mPOWER network capacity and resilience

•	Collected c.$87 million regarding insurance claim for O3b mPOWER satellites 1-4 with additional settlements expected

•	Combined like-for-like net leverage at 3.7 times(3) (including cash & cash equivalents of €965 million(4))

•

Interim 2025 dividend of €104 million(5) (€0.25 per A-share; €0.10 per B-share) paid on 16 October 2025; a final 2025 dividend (subject to shareholder approval) of at least €0.25 per A-share (€0.10 per B-share) to be paid in April 2026

•

FY25 combined company financial outlook on a reported basis(6): Revenue expected to be in the range of €2.60-2.70 billion and Adjusted EBITDA to be in the range of €1.17-1.21 billion - well on track with solid 9 months financial results; CapEx reduced, now expected to be in the range of €0.6 to 0.7 billion

Adel Al-Saleh, CEO of SES, commented: “I am pleased to report our solid 9 months 2025 results which include the first quarter for the combined company following the successful close of the Intelsat acquisition on 17 July 2025. The results reflect continued operational strength and demonstrate continued delivery on the strategic execution of the newly combined and expanded SES.

The new SES is now a truly global multi-orbit operator with greater scale built for the future, positioning us for long-term growth, strong financial performance, and a more resilient business. We are excited about our potential to shape the future of space solutions and global connectivity. From Day 1, we have made significant progress with the integration of the two companies. We have begun to realise synergies across the business, and we expect to deliver on our synergy plan. We are confident in our ability to convert those operational gains into sustained Adjusted FCF and long-term shareholder value.

1)	At constant FX (comparative figures restated to neutralise currency variations)
2)	Excluding operating expenses/income recognised in relation to U.S. C-band repurposing and other significant special items (disclosed separately)
3)	As if Intelsat fully consolidated from1st January 2024; Adjusted Net Debt to Adjusted EBITDA (treats hybrid bonds as 50% debt and 50% equity; includes lease liabilities)
4)	Excluding €266 million of restricted cash primarily with respect to the SES-led consortium’s involvement in the IRIS2 program
5)	Net of dividends received on treasury shares of €8 million
6)

FY25 outlook is based on (i) reported basis (Intelsat fully consolidated from 17 July 2025), (ii) 2025 average EUR/USD exchange rate at 1.12 , (iii) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS, (iv) adjustments for intercompany eliminations, (v) assumption of nominal satellite launch schedule and nominal satellite health status. The actual results and financial outlook are presented excluding the effects of purchase price accounting related to the Intelsat acquisition.

Our solid 9 months 2025 performance is underpinned by the strong growth in the Networks business, accounting for c.60% of revenues. We continue to see commercial traction across Government and Aviation, which underscores our strong positioning in high-value segments, driven by our differentiated and scalable multi-orbit offering.

We have a robust pipeline of Government opportunities supported by increased defence spending in Europe and NATO countries. We also have strong momentum with the US government, including the award to SES Space & Defense of a five-year Sustainment Tactical Network (STN) contract, to provide the U.S. Army with COMSATCOM services. In addition, the U.S. Space Force awarded five companies, including SES, positions on a five-year, $4 billion contract under the Protected Tactical Satellite Communications-Global (PTS-G) program. The program aims to provide resilient, anti-jam communications for tactical military operations, leveraging both commercial innovation and traditional defence expertise.

Our Aviation business expanded with the Intelsat acquisition and is now serving over 3,000 tails. This business remains a key growth driver, with continued momentum in securing global airline customers, such as American Airlines and, most recently, new carriers in Latin America and Asia Pacific. Our multi-orbit ESA solution, flexible business models, global coverage, low latency, and Ka and Ku band options are enabling airlines to meet rising bandwidth demands, especially with wide WiFi deployments. We now have 16 airlines that have opted for our ESA solution with commitments for over 1,000 aircraft installations. Since closing of the Intelsat transaction, we have won 200 new tails demonstrating the relevance of our aviation solutions.

Our Media business continues to deliver in-line with expectations and is extending important partnerships, such as the latest multi-year renewal with Arqiva, underpinning SES’s stable and cash-generative foundation.

O3b mPOWER satellites 9 and 10 were successfully launched in July with service entry expected in early 2026 to further boost network capacity and resilience. The remaining satellites 11-13 are scheduled to launch in 2026. The additional O3b mPOWER satellites will bring up to a threefold increase in available capacity by 2027 when the entire O3b mPOWER constellation is fully deployed, accelerating our profitable and long-term growth trajectory.

The strategic acquisition of Intelsat positions the new SES well to lead the next era of satellite connectivity and space-based solutions and deliver sustainable value for customers and shareholders alike.”

Key business and financial highlights

(Intelsat fully consolidated from 17 July 2025; at constant FX unless explained otherwise; the actual results and financial outlook are presented excluding the effects of purchase price accounting related to the Intelsat acquisition)

SES regularly uses Alternative Performance Measures (APM) to present the performance of the group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position.

€million	YTD 2025	YTD 2024	∆ at reported FX	∆ at constant FX
Average €/$ FX rate	1.11	1.09

Revenue	1,747	1,475	+18.4%	+19.8%

Adjusted EBITDA	849	775	+9.6%	+11.0%

Adjusted Net Profit	71	116	-38.6%	n/m

“At constant FX” refers to comparative figures restated at the current period FX to neutralise currency variations.

Fully consolidating Intelsat from 17 July 2025, Networks revenue of €1,053 million (60% of total revenue) increased 36.3% yoy driven by growth in Aero (+111.6% yoy) Government (+33.4% yoy) and Fixed and Maritime (+13.2% yoy; including periodic revenue of €19 million recognised in Q1 2025 vs €22 million in Q1 2024). YTD 2025, the Networks business secured over €970 million of renewals and new business.

Media revenue of €686 million (40% of total revenue) was stable at +0.7% yoy, benefiting from fully consolidating Intelsat from 17 July 2025. Underlying declines result from lower revenue in mature markets due to capacity optimisation and the impact of SD channel switch offs as well as the full Q2 and Q3 impact of the Brazilian customer bankruptcy. YTD 2025, the business secured more than €440 million of renewals and new business.

Adjusted EBITDA of €849 million represented an Adjusted EBITDA margin of 49% (YTD 2024: 53%) including the contribution from the acquisition of Intelsat from 17 July 2025, equipment revenues from Aviation, flow through of the periodic revenue impact and some shifts in costs. Adjusted EBITDA excludes significant special items of €24 million net expenses (YTD 2024: €41 million net expenses), comprising of other income of €85 million (YTD 2024: nil), net C-band income of €1 million (YTD 2024: €2 million) and expenses related to other significant special items of €110 million, primarily related to restructuring and merger and acquisition activities (YTD 2024: €43 million).

Adjusted Net Profit of €71 million (YTD 2024: €116 million), mainly reflecting €96 million year-on-year increased depreciation & amortisation driven by the Intelsat acquisition and higher net financing costs of €44 million (YTD 2024: €6m). This was partly offset by higher Adjusted EBITDA, higher net non-operating income, higher minority interest and lower net income tax. Net financing costs included the benefit of earned interest income on the group’s cash & cash equivalents of €79 million (YTD 2024: €92 million), interest expense on external borrowings of €54 million (YTD 2024: €69 million), loan fees and origination costs and other of €55 million (YTD 2024: €21 million) and the impact of net foreign exchange loss of €14 million (YTD 2024: loss of €8 million).

Adjusted Net Profit excludes the significant special items highlighted above, as well as non-cash net impairment expense of €73 million (YTD 2024: €25 million), M&A related net financing charges of €66 million (YTD 2024: nil) and net tax benefit of €37 million (YTD 2024: benefit of €26 million) associated with all the significant special items.

SES continues to engage with insurers on the insurance claim for O3b mPOWER satellites 1-4. To date, the company has collected approximately $87 million through settlements, with additional payments expected as negotiations progress.

Gross backlog on 30 September 2025 was €7.1 billion of which Media backlog was €3.3 billion and Networks backlog was €3.8 billion.

The interim FY2025 dividend of €104 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on 16 October 2025. The final FY2025 dividend (subject to shareholder approval) of at least €0.25 per A-share (€0.10 per B-share) to be paid to shareholders in April 2026.

SES sets out its combined FY2025 outlook(7) on a reported basis (Intelsat fully consolidated from 17 July 2025): Revenue is expected to be in the range of €2.60 to 2.70 billion and Adjusted EBITDA to be in the range of €1.17 to 1.21 billion. Capital expenditure (net cash absorbed by investing activities excluding acquisitions and financial investments) outlook reduced, now expected to be in the range of €0.6 to 0.7 billion in FY2025.

7)

FY25 outlook is based on (i) reported basis (Intelsat fully consolidated from 17 July 2025), (ii) 2025 average EUR/USD exchange rate at $1.12 , (iii) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS, (iv) adjustments for intercompany eliminations, (v) assumption of nominal satellite launch schedule and nominal satellite health status. The actual results and financial outlook are presented excluding the effects of purchase price accounting related to the Intelsat acquisition.

Operational performance

(Intelsat consolidated from 17 July 2025)

REVENUE BY BUSINESS UNIT

2025	Revenue (€ million) as reported				Change (year-on-year) at constant FX
	Q1 2025	Q2 2025	Q3 2025	YTD 2025	Q1 2025	Q2 2025	Q3 2025	YTD 2025
Average €/$ FX rate	1.04	1.12	1.16	1.11

Media	206	192	288	686	-10.5%	-13.5%	+25.8%	+0.7%

Networks	302	277	474	1,053	+8.7%	+12.6%	+90.4%	+36.3%

Government	142	150	199	491	+13.6%	+23.0%	+64.2%	+33.4%
Fixed & Maritime	113	80	145	339	-2.7%	-10.7%	+56.5%	+13.2%

Aviation	47	47	130	223	+28.1%	+36.9%	+271.1%	+111.6%

Other	0	1	7	8	n/m	n/m	n/m	n/m

Group Total	509	469	769	1,747	-0.5%	+0.1%	+60.8%	+19.8%

At ‘Constant FX’ refers to comparative figures restated at the current period FX, to neutralise currency variations.

Anticipated future satellite launches

Satellite	Region	Application	Launch Date
O3b mPOWER (satellites 11-13)	Global	Aviation, Fixed & Maritime, Government	H2 2026

ASTRA 1Q	Europe	Media, Aviation, Fixed & Maritime, Government	2027

SES-26	Africa, Asia, Europe, Middle East	Media, Aviation, Fixed & Maritime, Government	2027

EAGLE-1	Europe	Government	2027

IS-42	N. Atlantic, W. Europe, W. Africa	Aviation, Fixed & Maritime, Government	2027

IS-43	Indian Ocean Region, Europe, Middle East, Africa	Aviation, Fixed & Maritime, Government	2027

IS-45	Middle East	Government	2027

IS-41	N. America, Latin America	Aviation, Fixed & Maritime, Government	2028

IS-44	Asia Pacific, East Asia, SE Asia, and Oceanic regions	Media, Aviation, Fixed & Maritime, Government	2028

GOVSAT-2	Europe	Government	2029

Final launch dates are subject to confirmation by launch providers

CONSOLIDATED INCOME STATEMENT

€ million	YTD 2025	YTD 2024
Average €/$ FX rate	1.11	1.09

Revenue	1,747	1,475

U.S. C-band repurposing income	3	6

Other Income	87	—

Operating expenses	(1,012)	(747)

EBITDA	825	734

Depreciation expense	(567)	(473)

Amortisation expense	(107)	(106)

Non-cash impairment	(73)	(24)

Operating profit/ (loss)	78	131

Net financing income/(costs)	(110)	(6)

Other non-operating income / expenses (net)	4

Profit/ (loss) before tax	(28)	125

Income tax expense	(22)	(42)

Non-controlling interests	(5)	(6)

Net Profit attributable to owners of the parent	(55)	77

Basic and diluted earnings per A-share (in €)(1)	(0.15)	0.15

Basic and diluted earnings per B-share (in €)(1)	(0.06)	0.06

1)

Earnings per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit for the year attributable to ordinary shareholders has been adjusted to include the assumed coupon, net of tax, on the perpetual bonds.

€ million	YTD 2025	YTD 2024
Adjusted EBITDA	849	775

U.S. C-band income	3	6

Other Income non-recurring(2)	85	—

U.S. C-band operating expenses	(2)	(4)

Other significant special items(3)	(110)	(43)

EBITDA	825	734

2)	Other Income non-recurring includes €73 million associated with mPOWER insurance claims and €10 million related to gain from sale of business.
3)

Other significant special items include restructuring charges of €29 million (Q3 2024: €19 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €78 million (H1 2024: €22 million) and €3 million other infrastructure charges of non-recurring nature (H1 2024: €2 million).

€ million	YTD 2025	YTD 2024
Adjusted Net Profit	71	116

U.S. C-band income	3	6

U.S. C-band operating expenses	(2)	(4)

Other income non-recurring	85	—

Impairment expense (net)	(73)	(24)

Other significant special items (4)	(176)	(43)

Tax on significant special items	37	26

Net profit attributable to owners of the parent	(55)	77

4)

Other significant special items comprise restructuring charges of €29 million (2024: €19 million), M&A costs of €144 million (2024: €22 million) and €3 million other infrastructure charges of non-recurring nature (2024: €2 million). M&A costs include net financing charges of €66 million (Q3 2024: nil million) comprising an interest expense of €72 million (Q3 2024: nil million) and loan origination costs of €7 million (Q3 2024: nil million), partly offset by interest income of €13 million (Q3 2024: nil million) associated mainly with the €1 billion hybrid financing issued in September 2024 in connection with the Intelsat transaction.

SUPPLEMENTARY FINANCIAL INFORMATION

1.) QUARTERLY INCOME STATEMENT

(Intelsat fully consolidated from 17 July 2025 – as reported)

€ million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Average €/$ FX rate	1.09	1.08	1.09	1.09	1.04	1.12	1.16

Revenue	498	480	497	526	509	469	769

U.S. C-band income	1	4	1	82	1	2	—

Other income	—	—	—	3	1	48	38

Operating expenses	(230)	(248)	(269)	(352)	(238)	(261)	(513)

EBITDA	269	236	229	259	273	258	294

Depreciation expense	(139)	(162)	(172)	(177)	(164)	(156)	(247)

Amortisation expense	(19)	(49)	(38)	(50)	(31)	(30)	(46)

Non-cash impairment	—	(25)	1	(99)	—	(73)	—

Operating profit / (loss)	111	—	20	(67)	78	(1)	1

Net financing income / (expense)	5	(5)	(6)	3	(26)	(9)	(75)

Other non-operating income/(expense) (net)				21	—	2	2

Profit / (loss) before tax	116	(5)	14	(43)	52	(8)	(72)

Income tax benefit / (expense)	(43)	5	(4)	(13)	(22)	(4)	4

Non-controlling interests	—	—	(6)	(6)	(1)	(3)	(1)

Net profit / (loss) attributable to owners of the parent	73	0	4	(62)	29	(15)	(69)

Basic earnings / (loss) per share (in €)(1)

Class A shares	0.16	(0.01)	0.00	(0.15)	0.06	(0.04)	(0.17)

Class B shares	0.06	0.00	0.00	(0.06)	0.03	(0.02)	(0.07)

Adjusted EBITDA	275	250	250	253	280	241	328

Adjusted EBITDA margin	55%	52%	50%	48%	55%	51%	43%

U.S. C-band income	1	4	1	82	1	2	—

Other non-recurring income	—	—	—	3	1	48	36

U.S. C-band operating expenses	(2)	(1)	(1)	(1)	(1)	(1)	—

Other significant special items	(5)	(17)	(21)	(78)	(8)	(32)	(70)

EBITDA	269	236	229	259	273	258	294

1)

Earnings per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit for the year attributable to ordinary shareholders has been adjusted to include the coupon, net of tax, on the perpetual bonds. Fully diluted earnings per share are not significantly different from basic earnings per share.

2.) COMBINED LIKE-FOR-LIKE FINANCIAL INFORMATION

(Intelsat fully consolidated from 1 January 2024. Year-on-year change at Constant FX unless otherwise stated)

€ million	YTD 2025	YTD 2024	∆ at reported FX	∆ at Constant FX
Average €/$ FX rate	1.11	1.09

Combined like-for-like Revenue	2,631	2,714	-3.0%	-1.8%

Combined like-for-like Adjusted EBITDA	1,174	1,328	-11.6%	-10.2%

Adjusted Net Debt / Like-for-like Adjusted EBITDA	3.7 times	—	—	—

At ‘Constant FX’ refers to comparative figures restated at the current period FX, to neutralise currency variations.

SUPPLEMENTARY FINANCIAL INFORMATION (CONTINUED)

COMBINED LIKE-FOR-LIKE REVENUE BY BUSINESS UNIT & ADJUSTED EBITDA

(Intelsat fully consolidated from 1 January 2024. Year-on-year change presented at ‘Constant FX’ unless otherwise stated)

2025	Like-for-like revenue (€ million) at reported FX				Change year-on-year at Constant FX
	Q1 2025	Q2 2025	Q3 2025	YTD 2025	Q1 2025	Q2 2025	Q3 2025	YTD 2025
Average €/$ FX rate	1.04	1.12	1.16	1.11

Media	346	323	309	979	-9.7%	-9.9%	-13.7%	-11.1%

Networks	553	558	515	1,625	-0.9%	+9.6%	+6.9%	+5.0%

Government	197	209	206	612	+10.1%	+10.6%	+18.8%	+13.0%

Fixed & Maritime	213	179	160	551	-15.9%	-12.0%	-19.5%	-15.8%

Aviation	143	171	149	462	+13.4%	+45.6%	+36.3%	+31.2%

Other	11	9	8	27	n/m	n/m	n/m	n/m

Total revenue	909	890	832	2,631	-4.7%	+1.5%	-1.8%	-1.8%

Adjusted EBITDA	425	399	350	1,174	-10.3%	-4.8%	-15.7%	-10.2%

At ‘Constant FX’ refers to comparative figures restated at the current period FX, to neutralise currency variations.

COMBINED LIKE-FOR-LIKE ADJUSTED EBITDA RECONCILIATION

(Intelsat fully consolidated from 1 January 2024 – at Reported FX)

€ million	YTD 2025	YTD 2024
Average €/$ FX rate	1.11	1.09

Combined like-for-like Adjusted EBITDA	1,174	1,328

U.S. C-band income	3	133

Other non-recurring income	85	—

U.S. C-band operating expenses	(2)	(8)

Other significant special items(1)	(227)	(104)

Combined like-for-like EBITDA	1,033	1,349

1)

Other significant special items include restructuring charges of €48 million (Q3 2024: €45 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €176 million (Q3 2024: €56 million) and €3 million other infrastructure charges of non-recurring nature (Q3 2024: €3 million).

ADJUSTED NET DEBT RECONCILIATION

€ million	YTD 2025	YTD 2024
Borrowings – non-current	5,642	4,420

Borrowings – current	925	16

Borrowings – total	6,567	4,436

Lease liabilities – non-current	548	22

Lease liabilities – current	82	14

Add: Lease Liabilities – total	630	36

Add: 50% of the Group’s EUR 525 million (2024: EUR 625 million) of Perpetual Bonds	262	313

Deduct: 50% of the Group’s EUR 1 billion hybrid dual-tranche bond (2024: EUR 1 billion)	(500)	(500)

Less: Cash and cash equivalents	(1,231)	(3,187)

Add: Cash and cash equivalents subject to contractual restrictions	266	—

Adjusted Net Debt	5,994	1,098

SUPPLEMENTARY FINANCIAL INFORMATION (CONTINUED)

COMBINED LIKE-FOR-LIKE NET LEVERAGE

(Intelsat fully consolidated from 1 January 2024 – at Reported FX)

€ million	YTD 2025
Adjusted Net Debt as of 30 September 2025	5,994

Twelve-month rolling combined like-for-like Adjusted EBITDA*	1,629

Adjusted Net Debt to combined like-for-like Adjusted EBITDA ratio	3.7 times

* Twelve-month rolling Like-for-like Adjusted EBITDA was calculated as follows:

€ million	YTD 2025
Combined like-for-like Adjusted EBITDA for current 9-month period	1,174

Add: Combined like-for-like Adjusted EBITDA for previous calendar year	1,783

Less: Combined like-for-like Adjusted EBITDA for prior 9-month period	(1,328)

Combined like-for-like 12-month rolling Adjusted EBITDA	1,629

COMBINED LIKE-FOR-LIKE QUARTERLY REVENUE BY BUSINESS UNIT & QUARTERLY ADJ. EBITDA

(Intelsat fully consolidated from 1 January 2024 – at Reported FX)

€ million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024	Q1 2025	Q2 2025	Q3 2025
Average €/$ FX rate	1.09	1.08	1.09	1.09	1.09	1.04	1.12	1.16

Media	374	366	372	368	1,480	346	323	309

Networks	534	527	511	552	2,125	553	558	515

Government	171	195	183	204	754	197	209	206

Fixed & Maritime	243	211	212	207	872	213	179	160

Aviation	120	121	117	140	498	143	171	149

Other	12	9	8	23	51	11	9	8

Combined like-for-like revenue	919	903	891	943	3,656	909	890	832

Adjusted EBITDA	457	434	438	455	1,783	425	399	350

BASIS OF COMBINED LIKE-FOR-LIKE FINANCIAL INFORMATION

The supplemental combined like-for-like financial information included in this press release presents the historical consolidated financial information of the SES Group adjusted to give effect to the acquisition of Intelsat by SES as if it had taken place on 1 January 2024. This combined like-for-like financial information does not meet the requirements of Article 11 of Regulation S-X.

The SES Group’s consolidated financial statements were prepared in accordance with IFRS and the Intelsat Group’s consolidated financial statements were prepared in accordance with U.S. GAAP. The combined like-for-like financial information includes (i) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS, such as fair value adjustments in respect of contract liabilities impacting combined like-for-like revenue, share-based compensation and employee benefits adjustments, as well as leases impacting combined like-for-like operating expenses, (ii) intercompany eliminations and (iii) restatement at constant FX of comparative figures.

The combined like-for-like financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been achieved had the Acquisition occurred on 1 January 2024, nor is it meant to be indicative of future results of operations of the Combined Group. The combined like-for-like financial information is based on the SES Group’s accounting policies. Further review may identify additional differences between the accounting policies of the SES Group and the Intelsat Group that, when conformed, could have a material impact on the financial statements of the Combined Group. The combined like-for-like financial information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the Acquisition.

For the purpose of this combined like-for-like financial information, the assumed allocation of the estimated purchase price is based upon the carrying value of Intelsat’s assets and liabilities acquired which are assumed to approximate fair value. The actual fair values of assets and liabilities will be determined after the completion of the Acquisition and may vary materially from the currently assumed allocation.

ALTERNATIVE PERFORMANCE MEASURES

SES regularly uses Alternative Performance Measures (‘APM’) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position. These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

Alternative Performance Measure	Definition
Reported EBITDA and EBITDA margin	EBITDA is profit for the period before depreciation, amortisation, impairment, net financing cost, other non-operating income / expense (net) and income tax. EBITDA margin is EBITDA divided by the sum of revenue and other income including U.S. C-band repurposing income.

Adjusted EBITDA and Adjusted EBITDA margin	EBITDA adjusted to exclude significant special items of a non-recurring nature. The primary such items are the net impact of U.S. C-band spectrum repurposing, other income, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities (“M&A”), specific business taxes and one-off regulatory charges arising outside ongoing operations. Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

Combined Like-for-like Adjusted EBITDA	Combined Like-for-like Adjusted EBITDA includes Intelsat fully consolidated from 1 January 2024, at reported FX.

Adjusted Free Cash Flow	Net cash generated by operating activities less net cash absorbed by investing activities, interest paid on borrowings, coupon paid on perpetual bond and lease payments, and adjusted to exclude the net cash flow impact of significant special items of a non-recurring nature, primarily U.S. C-band spectrum repurposing, other income, restructuring charges, M&A (including net financing income / costs), specific business taxes and one-off regulatory charges arising outside ongoing operations.

Adjusted Net Debt	Adjusted Net Debt is defined as current and non-current borrowings (including lease liabilities) less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowings) and including 50% of the Perpetual Bond (classified as equity). The treatment of the Hybrid Bond and Perpetual Bond is consistent with rating agency methodology.

Adjusted Net Debt to Adjusted EBITDA	The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA.

Combined Like-for-like Net leverage	The Combined Like-for-like Net leverage ratio is defined as Adjusted Net Debt divided by twelve-month rolling Combined Like-for-like Adjusted EBITDA.

Adjusted Net Profit	Net profit attributable to owners of the parent adjusted to exclude the after-tax impact of significant special items including M&A net financing income / costs.

Presentation of Results:

A presentation of the results for investors and analysts will be hosted at 9.30 CET on 6 November 2025 and will be broadcast via webcast and conference call.

The details for the conference call and webcast are as follows:

Conference Call registration:	https://engagestream.companywebcast.com/ses/9months-q32025-results/dial-in
Webcast registration:	https://ses.engagestream.companywebcast.com/9months-q32025-results

The presentation is available for download from https://www.ses.com/company/investors/financial-results and a replay will be available shortly after the conclusion of the presentation.

For further information please contact:

Christian Kern	Steven Lott
Investor Relations	Communications
Tel: +352 710 725 7787	Tel. +352 710 725 500
christian.kern@ses.com	SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com.

Forward looking statements

This press release contains, and our officers and representatives may make, certain “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “estimate,” “expect,” “positioned,” “project,” “intend,” “plan,” “forecast,” “likely,” “believe,” “target,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding our 2025 outlook, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, and generally, our expectations concerning our future performance.

Forward-looking statements are not assurances of future performance and are subject to uncertainties and risks that are difficult to predict such as: the company’s ability to achieve the synergies expected from the acquisition of Intelsat, as well as risks, delays, challenges and expenses associated with integration; delays or failures in satellite launches, deployments, or operations, including technical malfunctions or satellite lifespan limitations; regulatory challenges, including the company or its customers failing to obtain and maintain required regulatory approvals and regulatory changes in countries in which it provides service; competitive pressures in the telecommunications industry, including shifts in demand for satellite, terrestrial networks and alternate distribution technologies; the company’s dependence upon several large customers; changes in technology or the satellite communications market that could make the company’s satellite telecommunications system obsolete or subject to lower or reduced demand; global economic turmoil, trade wars and tariffs; liquidity, currency and foreign exchange and counterparty risks; potential cyber-attacks against, or breaches to, the company’s information technology systems; the impact of overall industry and general economic conditions, including uncertainty around the macroeconomy, inflation, interest rates and related monetary policy in response to inflation; tax regulations; the U.S. federal government shutdown; and the company’s level of indebtedness.

Other factors that might cause actual results to differ include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form F-4. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary from those anticipated, and therefore you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.